Exhibit 99(a)(1)(D)

Reminder Email:
Sub: Reminder of Offer to Exchange
The Fitbit, Inc. offer to exchange certain outstanding options for restricted stock units (referred to as the “offer”) currently is still open. Please note that the offer will expire at 9:00 p.m., Pacific Time, on July 19, 2017, unless we extend the offer. The offer deadline will be strictly enforced, so we encourage you to give yourself adequate time to make your election if you wish to participate.
According to our records, you have not yet submitted an election for your eligible options. Participation in the offer is completely voluntary; however, if you would like to participate in the offer, you must submit a properly completed election form via Fitbit’s offer website or hardcopy no later than 9:00 p.m., Pacific Time on July 19, 2017 (unless the offer is extended). Your user name and initial password for the offer website were provided to you in the launch email, dated June 21, 2017, announcing the offer.
Only election forms that are properly completed, signed (electronically or otherwise), dated and actually received by Fitbit by the deadline via the offer website or hardcopy will be accepted. Due to applicable requirements under local law, eligible participants residing in France, Germany and Italy may only submit election forms via hardcopy. Election forms submitted by any other means, including email, hand delivery, interoffice, U.S. mail (or other post) and Federal Express (or similar delivery service), are not permitted. If you have questions, please direct them to Fitbit’s Corporate Legal team by email at [___] or phone [____].
This notice does not constitute the offer. The full terms of the offer are described in (1) the Offer to Exchange Certain Outstanding Options for Restricted Stock Units; and (2) the launch email, dated June 21, 2017, announcing the offer. You may access these documents through Fitbit's EDGAR filing on the U.S. Securities and Exchange Commission’s website at www.sec.gov, on Fitbit’s offer website at https://fitbit.equitybenefits.com, or by contacting Fitbit’s Corporate Legal team by email at [____] or phone [____].